RICHARD A. SILFEN
DIRECT DIAL: 215.979.1225
PERSONAL FAX: 215.689.4385
E-MAIL: rasilfen@duanemorris.com
www.duanemorris.com
December 23, 2008
VIA EDGAR
Securities and Exchange Commission
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Attention:	Ms. Anne Nguyen Parker, Branch Chief Division of Corporation Finance

Re:	Petroleum Development Corporation Registration Statement on Form S-3 Filed November 26, 2008 File Number 333-155745
Dear Ms. Parker:
This letter is being submitted on behalf of Petroleum Development Corporation (the “Company”) in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter to Daniel W. Amidon, General Counsel of the Company, dated December 16, 2008, with respect to the above-referenced registration statement on Form S-3 (the “Registration Statement”). For your convenience, we have set forth below in italics each of the Staff’s comments and the Company’s responses.
Independent Petroleum Consultants, page 18
     1. We note your disclosure regarding “[c]ertain information contained in the documents we incorporate by reference” derived from “the reports” of Ryder Scott Company, LP and Wright & Company. Please revise your disclosure to include a reference to each specific report and to the prior filing or submission in which each such report was physically filed or submitted. Refer to Item 10(d) of Regulation S-K.
Based on the telephone conversation between Richard A. Silfen of our firm and Anne Nguyen Parker on December 19, 2008, the Company will revise the disclosure. As discussed, the information incorporated by reference in the prospectus forming a part of the Registration Statement relating to the reports of Ryder Scott Company, LP and Wright & Company appears in

Duane Morris LLP
30 SOUTH 17TH STREET PHILADELPHIA, PA 19103-4196	PHONE: 215.979.1000 FAX: 215.979.1020

Anne Nguyen Parker
December 23, 2008

“Item 1. Business — Operations — Oil and Natural Gas Reserves” and in “Note 20 — Supplemental Oil and Gas Information — Net Proved Oil and Gas Reserves (Unaudited)” of the Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.
In order to address the concerns expressed in the Staff’s comment, the Company proposes to include additional disclosure in a prospectus promptly filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”), following the effectiveness of the Registration Statement. Please refer to the penultimate paragraph of this letter for additional information.
The Company proposes to include the following sentence at the end of the first paragraph under “Independent Petroleum Consultants” in the prospectus:
With respect to our Annual Report on Form 10-K for the year ended December 31, 2007, incorporated by reference in this prospectus, the information derived from the reports of Ryder Scott Company, LP is included under “Item 1. Business — Operations — Oil and Natural Gas Information — Oil and Natural Gas Reserves” and in “Note 20 — Supplemental Oil and Gas Information — Net Proved Oil and Gas Reserves (Unaudited)” of the Notes to Consolidated Financial Statements.
In addition, the Company proposes to include the following sentence at the end of the second paragraph under “Independent Petroleum Consultants” in the prospectus:
With respect to our Annual Report on Form 10-K for the year ended December 31, 2007, incorporated by reference in this prospectus, the information derived from the reports of Wright & Company is included under “Item 1. Business — Operations — Oil and Natural Gas Information — Oil and Natural Gas Reserves” and in “Note 20 — Supplemental Oil and Gas Information — Net Proved Oil and Gas Reserves (Unaudited)” of the Notes to Consolidated Financial Statements.
Exhibit 5.1
     2. Please revise to provide an opinion as to whether the Depositary Shares will be fully paid and non-assessable, or will be legal, binding obligations of the company.
This comment was discussed during the telephone conversation Mr. Silfen, Laurence S. Lese and Adrienne J. Wetmore of our firm had with Ms. Parker on December 18, 2008. As Mr. Silfen explained in the conversation, the Depositary Shares registered by the Registration Statement would be issued by a depositary and would not be issued by the Company. Rather, the Company would issue to the depositary shares of the Company’s preferred stock. Following the Company’s deposit of the shares of its preferred stock with the depositary, the depositary would,

Anne Nguyen Parker
December 23, 2008

in turn, cause the Depositary Shares to be issued to the investors in accordance with the terms of a deposit agreement between the depositary and the investors. Our firm’s opinion, filed as Exhibit 5.1 to the Registration Statement, states that “[t]he shares of the Preferred Stock, upon receipt by the Company of such lawful consideration therefor as the Company’s Board of Directors (or a duly authorized committee thereof) may determine, will be validly issued, fully paid and nonassessable.” Further, our opinion states “[t]he Depositary Shares, upon receipt by the Company of such lawful consideration therefor as the Company’s Board of Directors (or a duly authorized committee thereof) may determine, will be validly issued, and the depositary receipts representing the Depositary Shares will entitle the holders thereof to the rights specified therein and in the deposit agreement pursuant to which they are issued.” The Depositary Shares would be issued pursuant to the terms of a deposit agreement. As such, they are contractual in nature and not shares of capital stock. Accordingly, we believe that opinions expressed in our opinion filed as Exhibit 5.1 to the Registration Statement are appropriate. Further, please note the Company’s response to comment 4 below. Accordingly, we respectfully request that the Staff reconsider this comment.
     3. We note that, with respect to any Securities consisting of any series of Debt Securities, you have assumed that “the Base Indenture is, and each Supplemental Indenture will be, a valid and binding obligation of the Trustee.” This does not appear to be an appropriate assumption. Please remove this assumption or tell us why this assumption is appropriate.
As discussed during the telephone conversation Messrs. Silfen and Lese and Ms. Wetmore had with Ms. Parker on December 18, 2008, we believe that this assumption is appropriate. Item 601(b)(5)(i) of Regulation S-K requires the registrant to provide an opinion of counsel regarding the legality of debt securities and therein to state whether the debt securities will be “binding obligations of the registrant.” Our firm’s opinion states “[t]he Debt Securities, upon receipt by the Company of such lawful consideration therefor as the Company’s Board of Directors (or a duly authorized committee thereof) may determine, will constitute valid and binding obligations of the Company.”
In connection with our response to comment 4, at the time of a takedown a Supplemental Indenture will be executed and delivered, and following that execution and delivery, the assumption will no longer be necessary. The Company has authorized us to inform you that the Company will prepare and file with the Commission an opinion of counsel at the time of each takedown of securities from the Registration Statement which opinion complies with Item 601(b)(5) of Regulation S-K and does not include any inappropriate assumptions. Accordingly, we respectfully request that the Staff reconsider this comment.
     4. In addition, please confirm that you will provide a clean legal opinion at the time of any takedowns that do not include inappropriate assumptions at such time. There would include, without limitation, the assumption that “the Warrants will be duly authorized, executed

Anne Nguyen Parker
December 23, 2008

and delivered by the Company and the Warrant Agent in accordance with the provisions of the Warrant Agreement”, or the assumption that “each component of [the] Unit will be duly authorized, validly issued and fully paid (to the extent applicable) as contemplated by the Registration Statement and the applicable unit agreement, if any.”
The Staff’s comment is duly noted. The Company has authorized us to inform you that the Company will prepare and file with the Commission an opinion of counsel at the time of each takedown of securities from the Registration Statement which opinion complies with Item 601(b)(5) of Regulation S-K and does not include any inappropriate assumptions.
Form 10-Q for the quarterly period ended September 30, 2008
Item 4. Controls and Procedures
2007 Material Weaknesses
     5. We note your disclosure regarding the two material weaknesses identified as of December 31, 2007. We further note that your Chief Executive Officer and Chief Financial Officer concluded that as a result of such weaknesses, your disclosure controls and procedures were not effective as of September 30, 2008. In future filings, please disclose when each material weakness was identified, by whom it was identified, and when each material weakness first began.
The Staff’s comment is duly noted. The Company has authorized us to inform you that it plans to address the Staff’s comment in the relevant disclosure contained in future filings with the Commission.
2007 Material Weaknesses — Changes in Internal Control over Financial Reporting
     6. We note your disclosure regarding the changes in internal control over financial reporting implemented during the first and third quarters of 2008 and the implementation of the partnership module planned for 2009. In future filings, please expand your discussion to include any unresolved control deficiencies and material weaknesses and the specific steps the Company is taking to resolve such issues.
The Staff’s comment is duly noted. The Company has authorized us to inform you that it plans to address the Staff’s comment in the relevant disclosure contained in future filings with the Commission.
As discussed with Ms. Parker on December 18 and 19, 2008, the Company respectfully requests the Staff to entertain the Company’s request for acceleration of effectiveness of the Registration Statement following the Staff’s review of this letter. As stated in response to comment 1 above,

Anne Nguyen Parker
December 23, 2008

the Company proposes to include the referenced disclosure in a prospectus filed pursuant to Rule 424(b) under the Securities Act, promptly following effectiveness of the Registration Statement. Based on the descriptive nature of the additional disclosure and the fact that the additional disclosure does not change the information with respect to the independent petroleum consultants reports included in the Registration Statement as a result of the incorporation by reference in the prospectus forming a part of the Registration Statement of the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, we respectfully request the Staff to permit the Company to reflect disclosure added in response to comment 1 in a prospectus filed pursuant to Rule 424(b) under the Securities Act.
Following your review of the Company’s responses to the Staff’s comments, please feel free to call Richard A. Silfen (215-979-1225) or Laurence S. Lese (202-776-7815) to discuss any remaining concerns the Staff may have.

Sincerely,
/s/ Richard A. Silfen

Richard A. Silfen

cc:	Tracey L. McNeil, Esq. Daniel W. Amidon, Esq. Laurence S. Lese, Esq. Adrienne J. Wetmore, Esq.